UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
("Pearson" or the "Company")
Share Issuance

Pearson announces that an application has been made to the Financial Conduct Authority and the London Stock Exchange for the admission of 2,500,000 ordinary shares of 25 pence each in the capital of the Company ("New Shares") to be admitted to the Official List and to be traded on the main market of the London Stock Exchange ("Admission").

The New Shares will be issued in connection with distributions to participants of the Pearson Long Term Incentive Plan and allotted to the Company's Employment Benefit Trust. Subject to admission, the New Shares shall rank pari passu with the existing issued shares of the Company.

The number of ordinary shares in issue after this admission will be 756,234,370. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury. This figure (756,234,370) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

Admission is expected to become effective at 8.00 am on 28th April 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 27 April 2021
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary